# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyatt Hotels Corporation, CIK 0001468174
CUSIP: 448579102
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 150 North Riverside Plaza, 8th Floor, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0001498928
Persons authorized to receive notices and communications: Andrew Wingate, as Co-Trustee, 984 Main Street, Branford, Connecticut (CT), 06405, (203) 772-2600; Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004-2498, (212) 558-4000

## Reporting persons
- Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust. (CIK 0001498928): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 207,969; sole dispositive power 0; shared dispositive power 207,969; aggregate amount beneficially owned 207,969 (0.4% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), issuable upon conversion of shares of the Issuer's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person (as defined in this Schedule 13D) is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, as adjusted to account for the conversion of an aggregate of 364,620 shares of Class B Common Stock into 364,620 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member (as defined below) on May 14, 2025 (the "Conversion"). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1.: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,662,205; sole dispositive power 0; shared dispositive power 1,662,205; aggregate amount beneficially owned 1,662,205 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), issuable upon conversion of shares of the Issuer's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- 1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,736,641; sole dispositive power 0; shared dispositive power 1,736,641; aggregate amount beneficially owned 1,736,641 (3.3% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), issuable upon conversion of shares of the Issuer's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person (as defined in this Schedule 13D) is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Hyatt Hotels Corporation
Address of issuer's principal executive offices: 150 North Riverside Plaza, 8th Floor, Chicago, Illinois (IL), 60606
Comment:
This Amendment No. 5 to Schedule 13D (the "Amendment") relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the "Issuer"). This Amendment amends and supplements, as set forth below, the Schedule 13D originally filed by the persons listed in Item 1 below with respect to the Issuer on August 26, 2010, as amended by Amendment No. 1 filed on May 8, 2018, Amendment No. 2 filed on October 6, 2020, Amendment No. 3 filed on March 18, 2021, and Amendment No. 4 filed on November 14, 2023 (as amended, the "Schedule 13D"). The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached, to Exhibit 2, hereto, and all references to "Schedule A" in the Schedule 13D shall be to "Schedule A" attached, to Exhibit 2, hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached, to Exhibit 3, hereto, and all references to "Schedule B" in the Schedule 13D shall be to "Schedule B" attached, to Exhibit 3, hereto.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

This Schedule 13D is being filed by: Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust, Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1 attached, to Exhibit 1, hereto, and 1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2 attached, to Exhibit 1, hereto (collectively, the "Reporting Persons").
Residence or business address:
Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of the Reporting Persons is for Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust, 984 Main Street, Branford, Connecticut 06405, for Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1 attached, to Exhibit 1, hereto, P.O. Box N-3016, 404 East Bay Street, Nassau, Bahamas, and for 1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2 attached, to Exhibit 1, hereto, 255 Buffalo Way, PO Box 1905, Jackson Wyoming 83001.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. The Reporting Persons entered into a Joint Filing Agreement, dated as of July 1 2025, a copy of which is attached as Exhibit 4 to this Schedule 13D. The Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to Exhibit 3 of this Schedule 13D (the "Separately Filing Group Members"). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to Exhibit 3 of this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On July 1, 2025, Andrew D. Wingate, Lucinda Falk and Zena Tamler, ceased to be the co-trustees of the trusts listed on Appendix A-2 attached to Exhibit 1 hereto. The 1953 Private Family Trust Company LLC is now the trustee of the trusts listed on Appendix A-2 attached, to Exhibit 1, hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows, and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 3,606,816 shares of Class A Common Stock issuable upon conversion of 3,606,816 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 6.8% of the total number of shares of Class B Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 3.8% of the total number of shares of Common Stock outstanding and 6.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

Schedule A, attached to Exhibit 2 hereto, sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B attached, to Exhibit 3, hereto, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 766,775 shares of currently issued Class A Common Stock and 50,877,563 shares of Class A Common Stock issuable upon conversion of 50,877,563 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.8% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 95.7% of the total number of shares of Class B Common Stock outstanding, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 54.1% of the total number of shares of Common Stock outstanding and 88.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, in each case, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

Schedule B attached, to Exhibit 3 hereto, sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, as adjusted for the Conversion. The information set forth in this Schedule 13D, including Schedule A attached to Exhibit 2 and Schedule B attached to Exhibit 3 hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 42,308,329 shares of Class A Common Stock outstanding as of April 25, 2025, as adjusted. The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 53,147,958 shares of Class B Common Stock outstanding as of April 25, 2025, as adjusted.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected by any Reporting Person within the 60 days prior to July 2, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1: Appendix A-1 and A-2;

Exhibit 2: Schedule A;

Exhibit 3: Schedule B;

Exhibit 4: Joint Filing Agreement, dated as of July 1, 2025, by and among DJPS P.G. Trust, A.N.P. Trust #27, ECI-Trust Julia, ACPS P.G. Trust, JSPV P.G. Trust, TSPV P.G. Trust, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust, DS 2010 N-1 Trust, Settlement 1740 Trust #33 and Settlement T-551-7 pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934.

Exhibit 5: Secretary's Certificate of Bank of Nova Scotia Trust Company (Bahamas) Ltd evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of Bank of Nova Scotia Trust Company (Bahamas) Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020).

## Signatures
- Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust.: /s/ Zena Tamler, Co-Trustee (07/01/2025)
- Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1.: /s/ Denora Marshall-McPhee, Authorized Signatory (07/01/2025)
- Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1.: /s/ Tanya Clare, Authorized Signatory (07/01/2025)
- 1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2.: /s/ Toni Burt, President (07/01/2025)
Comment: A Secretary's Certificate evidencing the authority of such persons to file this Amendment No. 5 on behalf of Bank of Nova Scotia Trust Company (Bahamas) Ltd is incorporated by reference to Exhibit 2 to the Schedule 13 D/A filed by the Reporting Persons on October 6, 2020.